NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 13, 2024, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on August 2, 2024, the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The business combination between Tristar Acquisition I Corp. and Helport AI Limited became effective intraday on August 2, 2024. The Units will automatically separate into the component securities, and, as a result, will no longer trade as a separate security; Each Class A Ordinary Share will ultimately be converted into the right to receive one Ordinary Share of Helport AI Limited; and Each Redeemable Warrants, exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share, will ultimately be converted into the right to receive one Warrant of Helport AI Limited. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security will be suspended from trading before market open on August 5, 2024.